Filed by JFB Construction Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: JFB Construction Holdings

Commission File No.: 001-42538

The following communication was first made available on March 26, 2026.

JFB Announces XTEND’s Strategic Partnership with ParaZero Technologies to Revolutionize Drone Interception Capabilities

March 26, 2026

New Integration Enables Fully Autonomous Drone Interception, from Detection to Capture

Partnership a Result of Increasing Demand for Integrated Defense Solutions as Multi-Domain Drone Threats Intensify

Tampa, Fla., March 26, 2026 (GLOBE NEWSWIRE) — JFB Construction Holdings (Nasdaq: JFB) and XTEND, a leader in software systems and artificial intelligence-powered robotics, today announced a strategic partnership with ParaZero Technologies Ltd. (Nasdaq: PRZO), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry.

Building on complementary strengths, ParaZero’s advanced DefendAir net-launching system is designed to be integrated with XTEND’s Scorpio 1000 drone platform, a versatile AI-powered solution designed for multi-domain missions. The Scorpio 1000, supported by XTEND’s XOS operating system, leverages autonomous systems to deliver precise, agile maneuvering and the real-time execution of mission parameters across air, ground, and maritime domains. This integration aims to provide fully autonomous interception of hostile drones, including detection, tracking, and high-speed pursuit, while minimizing collateral damage using a physical net launched for capture.

*Computer generated image is for illustrative purposes

“We are proud to partner with XTEND, a leader whose drones are proven in real-world operations,” said Ariel Alon, ParaZero CEO. “This partnership enables us to offer military users an integrated, autonomous defense solution for safe and effective drone interception in both battlefield and urban environments.”

XTEND’s Scorpio 1000, known for its battle-proven performance and modular design, is an ideal platform for C-UAS applications, adapting seamlessly to evolving mission needs. The integration with ParaZero’s DefendAir system positions them at the forefront of global drone interception technology (Counter-UAS), combining XTEND’s agile drone platform with ParaZero’s reliable and safe capture solution.

“As warfare becomes increasingly complex and multi-domain, the need for agile, scalable solutions that leverage AI-driven autonomy will only grow,” said Aviv Shapira, CEO of XTEND. “This partnership with ParaZero accelerates our vision of a future where autonomous systems collaborate seamlessly across air, ground, and maritime domains, offering unprecedented speed, precision, and adaptability in real-time operations. Together, we are shaping the future of defense, where human-machine teaming delivers superior outcomes in the face of ever-evolving threats.”

A demonstration of the integrated solution can be found here: https://vimeo.com/1144284408/e403efd488

About JFB Construction Holdings

JFB Construction Holdings (Nasdaq: JFB) is a real estate development and construction company that has provided general contracting and construction management services in 36 U.S. States. For more information, visit the company’s SEC filings at www.sec.gov.

About XTEND

XTEND is a leader in software systems and artificial intelligence-powered robotics, deployed in high-threat, complex operational environments where human exposure carries significant risk. Powered by its proprietary XTEND Operating System (XOS), XTEND’s integrated software and advanced robotic hardware solutions are designed to provide autonomy at the edge. Operating across defense, law enforcement, and private security missions through a platform of robots, drones, and robotic subsystems, XTEND’s open architecture platform facilitates scalability across partners and third-party applications. With over 10,000 systems deployed in over 30 countries, XTEND’s solutions have been validated in five combat zones and operationally deployed by national defense, special-mission units, and security organizations across the globe. Founded in Tel Aviv, Israel, and headquartered in Tampa, Florida, XTEND delivers NDAA-compliant solutions through a global network of regional XFAB manufacturing facilities located in the U.S., the U.K., Singapore, Israel, and Latvia. For more information, visit www.xtend.me.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Cautionary Note Regarding Forward-Looking Statements

This communication contains, and oral statements made from time to time by our representatives may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the partnership between Xtend Reality Expansion Ltd. (“Xtend”) and ParaZero Technologies Ltd. (“ParaZero”), including the potential benefits which may be achieved by combining Xtend’s Scorpio platform with ParaZero’s DefendAir net-launching system and the potential transaction between Xtend Reality Expansion Ltd. (“Xtend”) and JFB Construction Holdings (“JFB”), including statements regarding the expected impacts and benefits of the potential transaction, timing of the transaction closing, and strategic initiatives for Xtend AI Robotics, Inc. (“NewCo”) following the closing. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Xtend’s and JFB’s management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction may not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; Xtend and JFB may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that JFB will not have sufficient cash at close to satisfy the minimum cash condition; unfavorable outcome of legal proceedings that may be instituted against JFB and Xtend following the announcement of the transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact Xtend’s, NewCo’s and JFB’s risk profiles, which each company may not be able to mitigate effectively; JFB’s ability to complete construction projects or other transactions on schedule and budget; changes in weather and occurrence of natural disasters and pandemics; recent imposition of tariffs by governments on construction materials, such as steel, aluminum and lumber; disruptions in supply chains; increase in the cost of labor and construction materials; JFB’s ability to maintain safe work sites; Xtend’s dependence on a limited number of defense and governmental security customers for a substantial portion of its business; significant delays or reductions in appropriations, Xtend’s programs and certain government fundings and programs more broadly, including as a result of a prolonged continuing resolution and/or government shutdown, and/or related to the global security environment or other global events; increased competition within JFB’s and Xtend’s markets and bid protests; changes in procurement and other U.S. and foreign laws, including changes through executive orders, contract terms and practices applicable to our industry, findings by certain applicable governments as to our compliance with such requirements, more aggressive enforcement of such requirements and changes in Xtend’s customers’ business practices globally; the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which Xtend participates, including the impact on Xtend’s reputation and its ability to do business; cyber and other security threats or disruptions faced by Xtend and JFB, its customers or its suppliers and other partners, and changes in related regulations; and Xtend’s ability to innovate, develop new products and technologies, progress and benefit from digital transformation and maintain technologies to meet the needs of Xtend’s customers. In addition, a number of important factors could cause JFB’s, Xtend’s or NewCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors that will be discussed in the section entitled “Risk Factors” in the registration statement on Form S-4 to be filed by JFB and NewCo, as any such factors may be updated from time to time in other filings with the Securities and Exchange Commission (the “SEC”), including without limitation Xtend’s investor relations site at https://www.xtend.me/newsroom and JFB’s investor relations site at https://investors.jfbconstruction.net/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Xtend nor JFB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the transaction, NewCo and JFB will file a registration statement on Form S-4, which will include an information statement of JFB and a preliminary prospectus of NewCo. After the registration statement is declared effective, JFB will mail to its stockholders a definitive information statement that will form part of the registration statement. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that JFB may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF XTEND AND JFB ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS OR REGISTRATION STATEMENT AND ANY OTHER DOCUMENT THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by JFB through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by JFB will be available free of charge on JFB’s website at https://investors.jfbconstruction.net/.

XTEND Contact:

Headline Media

Sarah Small

929 255 1449

sarah@headline.media

XTEND Investor Relations Contact:

MZ North America

Shannon Devine

XTEND@mzgroup.us

203-741-8811

ParaZero Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com